

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS FIRST-QUARTER 2018 FINANCIAL RESULTS
Achieves 19.4% Sales Increase and 5.8% Organic Growth
Broad-Based Organic Sales Growth Across all Five Business Segments
GAAP Operating Income Increases 1.9% and Non-GAAP Operating Income Grows 20.8%
GAAP EPS Down 1.8% while Non-GAAP EPS Increases 18.4%

SALEM, NH – November 1, 2017. . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the first quarter fiscal year 2018.

First-Quarter Fiscal 2018 Results

- Net sales increased 19.4% year over year to $214.4 million with organic sales up 5.8%. Acquisitions contributed a positive 12.7% to growth and foreign exchange had a positive effect of 0.9%.

- Income from operations was $20.1 million, compared with $19.8 million in the first quarter of fiscal 2017. Net income from continuing operations was $14.0 million, or $1.10 per diluted share, including tax-effected $0.8 million of acquisition-related costs, $2.3 million of restructuring charges, and $0.2 million of purchase accounting expenses. This compares with first-quarter fiscal 2017 net income from continuing operations of $14.3 million, or $1.12 per diluted share, including $0.3 million of restructuring charges. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $17.2 million, or $1.35 per diluted share, compared with $14.6 million, or $1.14 per diluted share, in the prior-year period. First quarter 2017 results reflect the adoption of the share-based compensation accounting standard, ASU 2016-09.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $178.9 million at the end of the first quarter of fiscal 2018, compared with $146.6 million a year earlier. Working capital turns were 4.8 in the first quarter of fiscal 2018 and 4.9 in the year-earlier quarter.

- The Company closed the quarter with net debt (defined as debt less cash) of $130.6 million, compared with a net cash position of $17.0 million a year ago.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"We began fiscal 2018 with a strong first quarter highlighted by broad-based organic growth across our five business segments," said President and Chief Executive Officer David Dunbar. "All three of our recent acquisitions contributed to sales growth and margin expansion during the quarter, demonstrating our ability to acquire and effectively integrate high-value businesses. In addition, our organic backlog shippable under one year grew across all five business segments – a reflection of the positive momentum in nearly all regions and markets that we serve. Our restructuring efforts in Food Service Equipment's standard products are well underway and we are expected to realize a benefit in the second half of the fiscal year.

"Executing on our Value Creation System remains paramount to delivering predictable sales and profitable growth for the long term. During the quarter, we stepped up the intensity of market tests and growth laneway activity organization-wide to accelerate the rate that we identify and capitalize on future growth opportunities. In addition, we have continued to focus our capital investments on our fastest growing, highest margin businesses."

Segment Review

Food Service Equipment sales increased 11.2% year over year. Organic sales grew 2.3%, while the Horizon Scientific acquisition contributed 8.7%. Operating income increased by 9.9%.

"In Commercial Refrigeration Solutions, organic revenue increased $3.2 million and backlog remained at an all-time high as spending from national accounts, including large chains, continued to ramp," said Dunbar. "Refrigeration margins for the quarter declined and margins for sales of the standard products in our backlog remained lower, driven primarily by previously discussed industry dynamics.

"Scientific Refrigeration sales growth was led by our Horizon Scientific acquisition, where we focused on driving new product introductions and leveraging the channel relationship synergies with our legacy Standex business.

"In Cooking Solutions, sales were down 8.7%, primarily due to shipment delays within the standard products plant from the implementation of an ERP system -- a critical building block that once fully implemented is expected to lead to improved, sustainable performance.

"Looking ahead, we remain focused on advancing our strategy to grow differentiated Food Service Equipment products through expanded market tests and growth laneways that increase sales and margins, while we optimize our standard products businesses in Refrigeration and table top cooking solutions through restructuring programs that reduce costs."

Engraving sales increased 22.8% year over year. Organic sales grew 10.7%, while the Piazza Rosa acquisition contributed 9.4% and foreign exchange had a positive impact of 2.7%. Operating income, which included a $0.2 million negative impact of Piazza Rosa purchase accounting, was up 0.3% compared with last year, while operating margin was 22.6%.

"Mold texturizing sales were up in all regions as automotive OEMs ramped up new model introductions," said Dunbar. "Piazza Rosa performed slightly ahead of our top-line expectations, contributing $2.5 million in sales. Margins were down from prior year due to a reduction in Innovent business volume, investments in new technologies and lumpy delivery schedules of automotive programs worldwide. We continue to target Engraving margins over the long-term to be in the low to mid 20% range.

"Our efforts to develop growth laneways in Engraving have been very successful with increased topline contributions from Architexture, laser, tool finishing and nickel shell during the quarter. These growth investments are paving the way for future growth in Engraving. "Looking forward, we remain focused on driving sales and operating growth by capitalizing on increased automotive model introductions in all regions, leveraging Piazza Rosa synergies executing on growth laneway programs in new technologies, and conducting market tests to identify additional potential growth opportunities."

Engineering Technologies sales increased 8.3% year over year, and operating income declined 22.0%.

"Sales growth in Engineering Technologies was led by strength in aviation lipskin sales and a newly awarded development job," said Dunbar. "Sales in the space market increased 20.2% from the prior-year quarter driven by dome sales and continued work on developmental jobs. Margins in the segment were negatively impacted by plant consolidation activities, price pressure on legacy platform parts and a slower ramp up of new programs.

"Going forward, we remain focused on completing key space development programs, ramping up to deliver on long-term aviation programs for next-generation aircraft and completing cost actions on legacy platform parts."

Electronics sales were up 52.7% year over year . Organic growth contributed 10.6% and the effect of the Japanese acquisition added 40.1%. Operating income was up 58.1%.

"The year-over-year sales increase in Electronics was driven by organic growth in all regions, as well as strong contributions from the Standex Electronics Japan acquisition, which continues to perform very well," said Dunbar. "European sales grew double digits, driven by demand from the electric metering industry. Organic growth was particularly strong in the reed switch product lines, and sensor sales increased by 20.2%.

"Looking ahead, we are focused on capitalizing on an active pipeline of new magnetic business opportunities and leveraging our synergies with Standex Electronics Japan to secure Asia Pacific sensor opportunities and execute on further cost synergies."

Hydraulics reported a 5.1% year-over-year sales increase while operating income decreased 13.1%.

"The sales increase in Hydraulics is primarily the result of dump truck and trailer markets beginning to recover as expected in the latter half of calendar 2017," said Dunbar. "While higher material costs negatively impacted operating income, we maintained a strong EBIT margin of 16.2% as a result of our operational excellence initiatives. Backlog remained solid, increasing 52.4% over the prior year and our project pipeline remains strong. As a result, we remain optimistic for a positive fiscal 2018 in Hydraulics."

Business Outlook

"As we move into the balance of fiscal 2018, we expect strong momentum to continue in Engraving, Engineering Technologies and Electronics. In Hydraulics, we are positioned to capitalize on a recovering market and a healthy pipeline of growth opportunities. In Food Service Equipment, we are taking a disciplined approach to growing our differentiated products to increase high margin sales, while we execute organizational structure and plant optimization actions in our standard businesses to grow margins and better compete on cost, delivery and quality. Overall, we remain focused on driving shareholder value by deploying the Standex Value Creation System across all businesses. With a focus on streamlined processes, operational excellence, profitable growth and talent management, we are positioning Standex to fulfill our mission to become a best-in-class operating company serving attractive, differentiated markets with solid growth prospects."

Conference Call Details

Standex will host a conference call for investors today, November 1, 2017 at 9:30 a.m. ET. On the call, David Dunbar, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast and viewing the slide presentation should log on to the "Investors" section of Standex's website under the subheading, "Webcasts and Presentations", located at www.standex.com. A replay of the webcast will also be available on the Company's web site shortly after the conclusion of the presentation through November 15, 2017. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 99159720. The webcast replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles ("GAAP"), the Company uses certain non-GAAP financial measures, including non-GAAP income from operations, non-GAAP net income from continuing operations, free operating cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted earnings per share. The attached financial tables reconcile non-GAAP measures used in this press release to the most directly comparable GAAP measures. The Company believes that the use of non-GAAP measures including the impact of restructuring charges, results of assets held for sale, and acquisition costs help investors to obtain a better understanding of our operating results and future prospects, consistent with how management measures and forecasts the Company's performance, especially when comparing such results to previous periods. An understanding of the impact in a particular quarter of specific restructuring costs, acquisition expenses, or other gains and losses, on net income (absolute as well as on a per-share basis), operating income or EBITDA can give management and investors additional insight into core financial performance, especially when compared to quarters in which such items had a greater or lesser effect, or no effect. Non-GAAP measures should be considered in addition to, and not as a replacement for, the corresponding GAAP measures, and may not be comparable to similarly titled measures reported by other companies.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment, Engineering Technologies, Engraving, Electronics, and Hydraulics with operations in the United States, Europe, Canada, Japan, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

Standex International Corporation
Consolidated Statement of Operations
(Unaudited)

(In thousands, except per share data)		Three Months Ended September 30,		
		2017		**2016**
Net sales	$	214,379	$	179,600
Cost of sales		140,198		117,824
Gross profit		74,181		61,776
Selling, general and administrative expenses		50,026		41,612
Restructuring costs		3,004		394
Acquisition related costs		1,005		-
Income from operations		20,146		19,770
Interest expense		1,721		697
Other (income) expense, net		(604)		(434)
Total		1,117		263
Income from continuing operations before income taxes		19,029		19,507
Provision for income taxes		5,030		5,163
Net income from continuing operations		13,999		14,344
Income (loss) from discontinued operations, net of tax		(1)		(50)
Net income	$	13,998	$	14,294
Basic earnings per share:				
Income from continuing operations	$	1.10	$	1.13
Income (loss) from discontinued operations		-		-
Total	$	1.10	$	1.13
Diluted earnings per share:				
Income from continuing operations	$	1.10	$	1.12
Income (loss) from discontinued operations		-		-
Total	$	1.10	$	1.12
Average Shares Outstanding				
Basic		12,676		12,674
Diluted		12,768		12,794

As required, our first quarter of fiscal 2017 results have been recast to include $0.4 million of tax benefit from the adoption of Accounting Standards Update (ASU) 2016-09, *Improvements to Employee Share-Based Payment Accounting.* In addition, the ASU requires a prospective update to the treasury method of calculating weighted average diluted shares outstanding resulting in the inclusion of additional shares in our first quarter of fiscal 2017 diluted EPS calculation.


Standex International Corporation
Consolidated Balance Sheets


(In thousands)		(Unaudited) September 30, 2017		June 30, 2017
ASSETS				
Current assets:				
Cash and cash equivalents	$	75,270	$	88,566
Accounts receivable, net		134,996		127,060
Inventories		123,366		119,401
Prepaid expenses and other current assets		9,321		8,397
Income taxes receivable		1,798		2,469
Deferred tax asset		-		14,991
Total current assets		344,751		360,884
Property, plant, equipment, net		143,021		133,160
Intangible assets, net		104,401		102,503
Goodwill		248,557		242,690
Deferred tax asset		12,779		1,135
Other non-current assets		26,431		27,304
Total non-current assets		535,189		506,792
Total assets	$	879,940	$	867,676
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	79,513	$	96,487
Accrued liabilities		59,350		58,694
Income taxes payable		5,081		4,783
Total current liabilities		143,944		159,964
Long-term debt		205,896		191,976
Accrued pension and other non-current liabilities		103,676		107,072
Total non-current liabilities		309,572		299,048
Stockholders' equity:				
Common stock		41,976		41,976
Additional paid-in capital		57,974		56,783
Retained earnings		728,553		716,605
Accumulated other comprehensive loss		(111,055)		(115,938)
Treasury shares		(291,024)		(290,762)
Total stockholders' equity		426,424		408,664
Total liabilities and stockholders' equity	$	879,940	$	867,676

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows
(Unaudited)

(In thousands)	Three Months Ended September 30,			
		2017		**2016**
Cash Flows from Operating Activities				
Net income	$	13,998	$	14,294
Income (loss) from discontinued operations		(1)		(50)
Income from continuing operations		13,999		14,344
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		6,869		4,373
Stock-based compensation		1,164		1,365
Non-cash portion of restructuring charge		516		(19)
Contributions to defined benefit plans		(264)		(246)
Net changes in operating assets and liabilities		(27,739)		(18,368)
Net cash provided by operating activities - continuing operations		(5,455)		1,449
Net cash provided by (used in) operating activities - discontinued operations		(39)		(82)
Net cash provided by (used in) operating activities		(5,494)		1,367
Cash Flows from Investing Activities				
Expenditures for property, plant and equipment		(8,856)		(7,121)
Expenditures for acquisitions, net of cash acquired		(10,397)		-
Proceeds from sale of real estate and equipment		2,217		-
Other investing activities		(78)		712
Net cash (used in) investing activities		(17,114)		(6,409)
Cash Flows from Financing Activities				
Proceeds from borrowings		63,000		29,500
Payments of debt		(52,788)		(17,500)
Activity under share-based payment plans		1,042		366
Purchase of treasury stock		(1,277)		(5,678)
Cash dividends paid		(2,026)		(1,774)
Net cash provided by (used in) financing activities		7,951		4,914
Effect of exchange rate changes on cash		1,361		(607)
Net changes in cash and cash equivalents		(13,296)		(735)
Cash and cash equivalents at beginning of year		88,566		121,988
Cash and cash equivalents at end of period	$	75,270	$	121,253

As required, our first quarter of fiscal 2017 results have been recast to include $0.4 million of tax benefit from the adoption of Accounting Standards Update (ASU) 2016-09, *Improvements to Employee Share-Based Payment Accounting.*

Standex International Corporation
Selected Segment Data
(Unaudited)

(In thousands)		Three Months Ended September 30,		
		2017		**2016**
Net Sales				
Food Service Equipment	$	103,064	$	92,651
Engraving		32,829		26,730
Engineering Technologies		20,267		18,721
Electronics		46,816		30,651
Hydraulics		11,403		10,847
Total	$	214,379	$	179,600
Income from operations				
Food Service Equipment	$	10,424	$	9,488
Engraving		7,420		7,398
Engineering Technologies		1,167		1,496
Electronics		10,236		6,473
Hydraulics		1,851		2,129
Restructuring		(3,004)		(394)
Acquisition-related costs		(1,005)		-
Corporate		(6,943)		(6,820)
Total	$	20,146	$	19,770

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures
(Unaudited)

(In thousands, except percentages)		**Three Months Ended September 30,**				% Change
		2017		**2016**		
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$	20,146	$	19,770		1.9%
Adjustments:						
Restructuring charges		3,004		394		
Acquisition-related costs		1,005		-		
Purchase accounting expenses		205		-		
Adjusted income from operations	$	24,360	$	20,164		20.8%
Interest and other income (expense), net		(1,117)		(263)		
Provision for income taxes		(5,030)		(5,163)		
Tax impact of above adjustments		(1,049)		(112)		
Net income from continuing operations, as adjusted	$	17,164	$	14,626		17.4%
EBITDA and Adjusted EBITDA:						
Net income from continuing operations, as reported	$	13,999	$	14,344		
Add back:						
Provision for income taxes		5,030		5,163		
Interest expense		1,721		697		
Depreciation and amortization		6,869		4,373		
EBITDA	$	27,619	$	24,577		12.4%
Adjustments:						
Restructuring charges		3,004		394		
Acquisition-related costs		1,005		-		
Purchase accounting expenses		205		-		
Adjusted EBITDA	$	31,833	$	24,971		27.5%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$	(5,455)	$	1,449		
Less: Capital expenditures		(8,856)		(7,121)		
Free operating cash flow	$	(14,311)	$	(5,672)		
Net income from continuing operations		13,999		14,344		
Conversion of free operating cash flow		-102.2%		-39.5%		

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures
(Unaudited)

Adjusted earnings per share from continuing operations		Three Months Ended September 30, 2017		2016	% Change
Diluted earnings per share from continuing operations, as reported	**$**	1.10	$	1.12	-1.8%
Adjustments:					
Restructuring charges		0.18		0.02	
Acquisition-related costs		0.06		-	
Purchase accounting expenses		0.01		-	
Diluted earnings per share from continuing operations, as adjusted	**$**	1.35	$	1.14	18.4%

Safe Harbor Language

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unanticipated legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economic conditions in the markets we serve, the impact of foreign exchange, increases in raw material costs, the ability to substitute less expensive alternative raw materials, changes in the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, market acceptance of our products, our ability to design, introduce and sell new products and related product components, the ability to redesign certain of our products to continue meeting evolving regulatory requirements, the impact of delays initiated by our customers, our ability to increase manufacturing production to meet demand, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2017, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.